Exhibit 99.1

Genius Group launches AI Avatar Tutor Team on GeniusU

SINGAPORE, February 14, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces today the launch of artificial intelligence (“AI”) Avatar Tutor Teams on its Edtech platform, GeniusU, with the integration of 25 AI-powered Tutors and Tools. This enables each of its 5.4 million students to have their own team of personalized AI tutors and tools to support their studies.

The beta version of the AI Avatar Tutor Team was released in November 2023 as Student AI by a startup team led by Genius Group’s Head of Digital Content and Resident AI Mentor, Suraj Naik. Launched as part of GeniusU’s AI Microschools series, in its first three months Student AI attracted over 25,000 students seeking their own team of AI tutors. The project also received support from Microsoft as part of their Microsoft for Startups program.

Following a successful beta launch, the Student AI Avatar Tutor Team is now being integrated into GeniusU to provide all of Genius Group’s present and future students with their own AI Avatar team and tool kit. The tools provided include:

●	16 AI Avatar Tutors providing personalized advice and support including tutors and experts in business & entrepreneurship, finance, computer science, coding, math, physics, health & medicine, arts & literature, history, sustainability, mock interviewing and career counseling.

●	9 AI Tools to supercharge key student tasks including personal statement writer, essay summarizer, research questions generator, coding helper, math problem solver and language teacher.

●	Instant AI language conversion from English to German, Spanish, French, Dutch, Danish, Portuguese, Polish, Arabic, Hindi, Turkish, Thai and Chinese.

●	3 Membership levels from free Explorer Plan to community-level Scholar Plan, providing access to AI courses, and premium Innovator Plan, with an extensive resource library and access to personalized career coaching.

Genius Group’s Head of Digital Content and Resident AI Mentor, Suraj Naik, said “We believe Genius Group is the first publicly listed Edtech company to provide all its students with their own expert team of AI avatars. We launched Genie AI in 2023 and by now expanding personalized support to our students from one AI to an entire team of AI avatars, we are seeing not only delivering far greater value to supercharge our students’ learning process, but also seeing a 150% acceleration in our student growth, with our acquisition cost per student dropping from approximately $1 per student to under $0.40 per student.”

Genius Group’s CEO, Roger Hamilton, said “Following the launch of our AI Microschool series and AI Entrepreneur Certification, we are seeing entrepreneurs and students around the world launching AI apps and tools via our AI courses. The launch of the Student AI Avatar Tutor Team and its subsequent integration with GeniusU is a sign of things to come. As more AI apps and tools are developed via our courses and tested via our community, we will continue to integrate the best performers into our GeniusU platform.”

“Following the demand for education-related AI teams, proven by Student AI, Genius Group is also now developing enterprise-related AI Genius Teams for the entrepreneurs and enterprises within our community, providing entrepreneurs with their own AI avatar C-Suite including AI CEO, CFO and COO, and providing all leaders and team members with their own team of AI experts from designers and copywriters to trainers and researchers. We expect to launch our Genius Team AI within the next 30 days.”

The AI Avatar Tutor Team will be fully integrated in GeniusU in Q1 2024 and is open for free trial at https://studentai.app

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 5.4 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

Contacts

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com